Attachment B

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS DISCLOSURE STATEMENT, THE SPANISH VERSION WILL PREVAIL.]

This reorganization involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document has been prepared in accordance with foreign accounting standards and may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

GRUPO CARSO, S.A.B. DE C.V.

EXCERPT REGARDING THE SPIN-OFF

The resolutions adopted by the General Extraordinary Shareholders’ Meeting of Grupo Carso, S.A.B. de C.V. (the “Company”) held on November 4, 2010 (the “Meeting”) addressed, among other issues, the spin-off of the Company in order for it, as spinning-off company and without being extinguished, to create two new commercial companies in the form of sociedades anónimas bursátiles de capital variable, each of which will receive in transfer a portion of the capital stock of the Company. The first new company will receive in transfer the assets corresponding to the real-estate business of the Company (such new company, the “Real-Estate Company”) and the second new company will receive in transfer the assets corresponding to the mining business of the Company (such new company, the “Mining Company” and, collectively with the Real-Estate Company, the “Spin-Off Companies”).

The relevant portions of the spin-off resolutions include the following:

1.	The spin-off will be carried out based on (i) the Company’s audited financial statements as of December 31, 2009; (ii) the Company’s internal financial statements as of June 30, 2010; (iii) the Company’s pro forma balance sheet as spinning-off company with figures as of June 30, 2010; and (iv) the pro forma balance sheets of the Spin-Off Companies, assuming that the spin-off had taken place on June 30, 2010. The figures of the aforementioned pro forma balance sheets will be updated and adjusted to the amounts that actually result on the effective date of the spin-off (the “Financial Statements”).

2.	The net worth of the Real-Estate Company will include: Assets in the amount of 16,310,077,000.00 Pesos (Sixteen billion, three hundred ten million, seventy seven thousand and 00/100 pesos) (such figure having been rounded to the nearest thousand); no liabilities, as none will be transferred; and capital stock in the amount of 280,979,488.63 Pesos (Two hundred eighty million, nine hundred seventy nine thousand, four hundred eighty eight and 63/100 pesos).

3.	The net worth of the Mining Company will include: Assets in the amount of 3,921,603,000.00 Pesos (Three billion, nine hundred twenty one million, six hundred three thousand and 00/100 pesos) (such figure having been rounded to the nearest thousand); no liabilities, as none will be transferred; and capital stock in the amount of 67,558,847.55 Pesos (Sixty seven million, five hundred fifty eight thousand, eight hundred forty seven and 55/100 pesos).

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4.	Once the spin-off becomes effective, the net worth of the Company, as spinning-off company, will be comprised of: Assets in the amount of 35,983,254,000.00 Pesos (Thirty five billion, nine hundred eighty three million, two hundred fifty four thousand and 00/100 pesos); liabilities in the amount of 4,475,341,000.00 Pesos (Four billion, four hundred seventy five million, three hundred forty one thousand and 00/100 pesos) (each of the preceding figures having been rounded to the nearest thousand); and capital stock in the amount of 542,798,006.56 Pesos (Five hundred forty two million, seven hundred ninety eight thousand, six and 56/100 pesos).

5.	The spin-off of the Company is subject to the satisfaction of certain conditions precedent, including (y) that the term of 45 calendar days after the publication of this excerpt and the recording of the public instrument whereby the spin-off minutes are formalized with the Public Registry of Commerce elapses, without the spin-off being judicially challenged, pursuant to the provisions of Article 228 Bis of the General Mercantile Corporations Law; (z-i) with respect to the Mining Company, the formalization of its incorporation before a notary public; and (z-ii) with respect to the Real-Estate Company, the formalization of its incorporation before a notary public. Once these conditions set forth by the Meeting have been met, the spin-off will become effective on December 31, 2010, precisely after the conclusion of the January 1, 2010 to December 31, 2010 tax year. In the event that the conditions set forth by the Meeting are satisfied after December 31, 2010, the spin-off will become completely effective precisely on the last day of the calendar month in which such conditions are met.

6.	The assets shall be transferred to the Spin-Off Companies once the formalities necessary for such purposes have been fulfilled. With respect to the capital stock, its transfer shall be carried out by reducing the Company’s minimum fixed capital without withdrawal rights, in the aggregate amount of up to 348,538,336.18 Pesos (Three hundred forty eight million, five hundred thirty eight thousand, three hundred thirty six and 18/100 pesos), subject to the spin-off becoming effective.

7.	Each Spin-Off Company will be the universal successor to the equity that the Company transfers in bulk according to the resolutions adopted by this Meeting and to the proceeds generated as of the effective date of such transfer. Each Spin-Off Company will exclusively assume the obligations that are transferred by virtue of the spin-off. If the Company and/or any Spin-Off Company breaches any of the obligations undertaken by them as a result of the spin-off, the provisions of Article 228 Bis, section IV, item d) of the General Mercantile Corporations Law shall apply.

The complete text of the minutes of the Meeting, the Financial Statements of the Company and the detailed description of the asset and capital stock accounts to be spun-off in favor of each Spin-Off Company are available for the shareholders and creditors of the Company during the term provided for in Article 228 Bis, section V of the General Mercantile Corporations Law at the following address: Lago Zurich 245 (Edificio “Lago Zurich”, piso 6), Colonia Ampliación Granada, Delegación Miguel Hidalgo, C.P. 11529, Mexico City, Federal District, telephone number (55) 2122-2608 during normal business days and hours.

This publication is made for purposes of the provisions of Article 228 Bis, section V of the General Mercantile Corporations Law and other applicable provisions.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS DISCLOSURE STATEMENT, THE SPANISH VERSION WILL PREVAIL.]

Mexico City, Federal District, November 4, 2010

Grupo Carso, S.A.B. de C.V.

/s/ Alejandro Archundia Becerra
Alejandro Archundia Becerra
Special Delegate of the Meeting and
Alternate Secretary of the Board of Directors